FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For January 5, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9
(Address of principal executive offices)

Attachments:

   1.   Notice of Change of Corporate Structure

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: January 5, 2007   By:___*"Michael Levy"*_____
                                              (Name)

                                         Its:___President and Director___
                                              (Title)

NOTICE OF CHANGE OF CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations

Item 1 Names of the Parties to the Transaction

Petaquilla Minerals Ltd. ("PTQ") and Petaquilla Copper Ltd. ("Copper").

PTQ was incorporated under the *Company Act* (British Columbia) on October 10, 1985, with the name Adrian Resources Ltd. It changed its name to Petaquilla Minerals Ltd. on October 12, 2004.

Copper was incorporated under the *Business Corporations Act* (British Columbia) on March 15, 2006, in order to take part in the Arrangement.

Item 2 Description of the Transaction

PTQ and Copper entered into an Arrangement Agreement dated April 21, 2006, pursuant to which they agreed to enter into a Plan of Arrangement under section 288 of the *Business Corporations Act* (British Columbia). The purpose of the Plan of Arrangement was the transfer from PTQ to Copper of all of PTQ's interest in the Petaquilla Copper Project, Panama, and the eventual creation of two reporting issuers. Under the Plan of Arrangement, each shareholder of PTQ would receive one share of Copper in addition to the one share of PTQ continued to he held. In addition, PTQ would transfer $500,000 to Copper and would hold 20% of the issued shares of Copper. The Arrangement, fully described in the Management Information Circular of PTQ dated May 10, 2006, and filed on www.sedar.com under the profile of PTQ, became effective on October 18, 2006.

Item 3 The Effective Date of the Transaction

October 18, 2006.

Item 4 Names of Each Party that Ceased to be a Reporting Issuer Subsequent to the Transaction and of Each Continuing Entity

No party ceased to be a reporting issuer subsequent to the transaction, and PTQ and Copper are the continuing entitities. PTQ continues to be listed on the TSX, and Copper is applying for a listing on the TSX.

Item 5 Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction

PTQ's financial year end will remain January 31.

Item 6 The Periods, including the Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuers' First Financial Year Subsequent to the Transaction

There is no change as a result of this transaction. Annual financial statements for the year ended January 31, 2007, will be filed by PTQ on or prior to April 30, 2007, as required.

Dated the 5th day of January, 2007.

Signed: "Michael Levy"

Michael Levy, President & Director